UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Delcath Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24661P807

(CUSIP Number)

June 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,880,741 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER _4,880,741 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ______4,880,741 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The number represents (i) 1,061,019 shares of common stock, par value $0.01 per share (the “Common Stock”) of Delcath Systems, Inc. (the “Issuer”) that were automatically converted from 3,501 shares of Series F-1 Convertible Preferred Stock, par value $0.01 per share (the “Series F-1 Preferred Stock”) after approval from the Issuer’s stockholders on June 12, 2023, (ii) 833,223 shares of Common Stock issuable upon conversion of 2,750 shares of Series F-2 Convertible Preferred Stock, par value $0.01 per share (the “Series F-2 Preferred Stock”) convertible within 60 days of this Statement, (iii) 1,944,666 shares of Common Stock issuable upon conversion of 8,751 shares of Series F-3 Convertible Preferred Stock, par value $0.01 per share (the “Series F-3 Preferred Stock”) underlying Tranche A Warrants that are exercisable within 60 days of this Statement and (iv) 1,041,833 shares of Common Stock issuable upon conversion of 6,251 shares of Series F-4 Convertible Preferred Stock, par value $0.01 per share (the “Series F-4 Preferred Stock”) underlying Tranche B Warrants that are exercisable within 60 days of this Statement, based on 10,620,813 shares of Common Stock of the Issuer outstanding as of May 22, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 22, 2023. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	The Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock contain provisions preventing such Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock from being converted if such exercise would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock in full, and do not give effect to the blocking provisions.

1.	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,880,741 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,880,741 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON _____4,880,741 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The number represents (i) 1,061,019 shares of Common Stock of the Issuer that were automatically converted from 3,501 shares of Series F-1 Preferred Stock after approval from the Issuer’s stockholders on June 12, 2023, (ii) 833,223 shares of Common Stock issuable upon conversion of 2,750 shares of Series F-2 Preferred Stock convertible within 60 days of this Statement, (iii) 1,944,666 shares of Common Stock issuable upon conversion of 8,751 shares of Series F-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement and (iv) 1,041,833 shares of Common Stock issuable upon conversion of 6,251 shares of Series F-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, based on 10,620,813 shares of Common Stock of the Issuer outstanding as of May 22, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 22, 2023. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	The Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock contain provisions preventing such Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock from being converted if such exercise would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock in full, and do not give effect to the blocking provisions.

Item 1.	Issuer

	(a)	Name of Issuer:

Delcath Systems, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1633 Broadway, Suite 22C, New York, New York 10019

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)      Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii)     Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is  the  general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

	(e)	CUSIP Number:

24661P807

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reported in this Schedule 13G include 4,880,741 shares underlying (i) 2,750 shares of Series F-2 Convertible Preferred Stock, par value $0.01 per share (the “Series F-2 Preferred Stock”) convertible within 60 days of this Statement, (ii) 1,944,666 shares of Common Stock issuable upon conversion of 8,751 shares of Series F-3 Convertible Preferred Stock, par value $0.01 per share (the “Series F-3 Preferred Stock”) underlying Tranche A Warrants that are exercisable within 60 days of this Statement and (iii) 1,041,833 shares of Common Stock issuable upon conversion of 6,251 shares of Series F-4 Convertible Preferred Stock, par value $0.01 per share (the “Series F-4 Preferred Stock”) underlying Tranche B Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock contain provisions preventing such Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer’s voting securities. However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon conversion of the Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock in full, and do not give effect to the blocking provisions.

	(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding

Vivo Opportunity Fund Holdings, L.P.	4,880,741	0	4,880,741	0	9.99	%*
Vivo Opportunity, LLC	4,880,741	0	4,880,741	0	9.99	%*

*	The percent of class was based on 10,620,813 shares of Common Stock of the Issuer outstanding as of May 22, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 22, 2023 plus the shares of Common Stock underlying Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock held by Vivo Opportunity Fund Holdings, L.P., after giving effect to the blocking provisions described above, which prevent the Reporting Persons from converting Series F-2 Preferred Stock, Series F-3 Preferred Stock and Series F-4 Preferred Stock in excess of 9.99% of the Issuer’s voting securities.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2023

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By: Vivo Opportunity, LLC Its: General Partner

/s/ Gaurav Aggarwal
Name: Gaurav Aggarwal Title: Managing Member
VIVO OPPORTUNITY, LLC

/s/ Gaurav Aggarwal
Name: Gaurav Aggarwal Title: Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement